Darvie Fenison, Director

Prospero Minerals Corp.

575 Madison Ave., 10th Floor

New York, NY   10022-2511

Mr. Gary Newberry

United States Security and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

September 15, 2006

RE:

Prospero Minerals Corp. – File No. 0-50429

Dear Mr. Newberry,

Thank you again for our phone conversation of yesterday and the faxes with regards to the filings of the 8K/A filed July 14, 2006, the 10-KSB and the 10-QSB. I appreciate your helpfulness and assure you that we are happy to comply with your request.

I will be out of town today as well as leaving Monday, September 18, 2006 and return late on September 22, 2006. Consequently, I will not be able to confer with Prospero legal counsel and prepare adequate responses until then. I therefore respectfully ask you for an extension to report back to you on both issues at the latest on Monday, October 2, 2006.

Looking forward to your approval for the extension, I remain sincerely yours

Prospero Minerals Corp.

Darvie Fenison, Director

For more efficient correspondence please contact me directly via the contact information below. Thanks. :

Phone: 606-219-3266

Fax: 606-678-9850

Email: ddf@esbchurch.org

Mailing address: 345 Pumphouse Rd., Somerset, KY  42503